FOR IMMEDIATE RELEASE

September 26, 2007

ADVANTEST CORPORATION

Toshio Maruyama, Representative Board Director, President & CEO

Stock Code Number: 6857, TSE first section

NYSE Ticker Symbol: ATE

CONTACT:

Hiroshi Nakamura

Executive Officer & Senior Vice President, Financial Group

Phone: +81-(0)3-3214-7500

Notice Concerning the Dissolution of a Subsidiary

Tokyo – September 26, 2007 – Advantest Corporation (the “Company”) resolved at the meeting of its Board of Directors today to dissolve its subsidiary, Advantest Technology Solutions Corporation.

1. Reason for Dissolution

The Company established Advantest Technology Solutions Corporation in 2005 as a wholly owned subsidiary responsible for the business related to semiconductor design verification systems that utilized new test technology to simplify the verification process. However, the Company does not anticipate the continuation or further development of this business at the present time, and has therefore resolved to dissolve Advantest Technology Solutions Corporation.

2. Profile of Advantest Technology Solutions Corporation

Name:	Advantest Technology Solutions Corporation
Location:	403 Kosugi-cho 1-chome, Nakahara-ku, Kawasaki-shi, Kanagawa, Japan
Representative:	Shigeru Sugamori
Primary Business:	The development, manufacture and sale of semiconductor design support equipment
Established:	July 1, 2005
Capital:	80 million yen
Shareholder:	Advantest Corporation (100%)

3. Date of Dissolution

Advantest Technology Solutions Corporation is scheduled to be dissolved in December 2007.

4. Outlook

The effects of the dissolution on the consolidated and non-consolidated business performance of Advantest Corporation for the fiscal year ending March 31, 2008 are expected to be minor.